Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pashion Footwear Inc.
2950 Broad Street #1030
San Luis Obispo, CA 93401
http://pashionfootwear.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pashion Footwear Inc.
Address: 2950 Broad Street #1030, San Luis Obispo, CA 93401
State of Incorporation: DE
Date Incorporated: August 30, 2017

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Preferred Stock when the company raises $1,250,000.00 in a qualified equity financing.
Maturity Date: June 30, 2025
Valuation Cap: $20,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 1.0%
Minimum Investment Amount (per investor): $200.00

Terms of the underlying Security

Underlying Security Name: Preferred Stock

Voting Rights:
1 vote(s) per Security

Other Material Rights:

The Convertible Promissory Note Series 2023-CF converts into a currently undesignated class of preferred stock on par with the currently outstanding Series Seed Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights of the Company's Series Seed Preferred Stock laid out in the Amended & Restated Certificate of Incorporation, and subsequent amendment.

**Annual Interest Rate subject to adjustment of bonuses, including the 10% bonus for OWNer's Bonus eligible investors. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based

Friends and Family Early Birds

Invest in the first 24 hours and receive 10% bonus interest.

Amount-Based

$500+ | Tier 1: Shop with 30% Off

Sitewide One-Time 30% off code.

$1,000+ | Tier 2: Shop with 30% Off Sitewide For a YEAR

30% off every Pashion Purchase in the next 12 months.

$2,500+ | Tier 3: 30% Off Sitewide...FOREVER.

30% off every Pashion Purchase...for life.

$5,000+ | Tier 4: Join the Pashion Design Collective

Tier 3 + Exclusive community. Weigh in on our shoe design process - styles, colors, & materials for future seasons. Members may also be chosen as "fit testers" - receiving exclusive early access to new styles to help us perfect the design.

$10,000+ | Tier 5: Limited Edition Heel Kit

Tiers 3 and 4 + Receive a never-before-seen (& never again made) Luxe Heel Kit - special ordered for backers of this tier.

$25,000+ | Tier 6: Limited Edition Shoe Style

Tier 3 and 4 + Receive a never-before seen (& never again made) Luxe Shoe - special ordered for backers of this tier.

$50,000+ | Tier 7: EXPERIENCE: Be a Heel Kit Designer

Tiers 3 and 4+ 3 sessions with CEO & Design Director to create your own Heel Kit (design, renders, & sample review). *Must use pre-existing mold, but can choose colors, materials, & embellishments* Will receive 3 samples of final design.

$75,000+ | Tier 8: Name a Shoe After You

Tier 3 and 4 + Select a new shoe silhouette from our upcoming 2023 lines to name. **Selected name may not include any profanity or violate any trademarks. Must resemble an actual name or appropriate adjective**

$100,000+ | Tier 9: EXPERIENCE: Design Your Own Shoe

Tier 3 and 4 + 3 design sessions with CEO & Design Director to create your own Shoe (design, renders & sample review). *Must use existing mold. Can choose colors, materials, & embellishments* Will receive 3 samples of your final design.

$250,000+ | Tier 10: EXPERIENCE: Launch Your Own Shoe

Tiers 3 and 4 + 4 design sessions with CEO & Design Director to create a Shoe. *Must use existing mold. Choose color, material, & embellishments* Receive 10 samples of final design, name the design, & it will release on the Pashion site.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Pashion Footwear Inc. ("Pashion Footwear" or the "Company") will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 1.1% instead of 1%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

<u>Company Overview</u>

Pashion Footwear Inc. ("Pashion Footwear" or the "Company") is a C-Corporation organized under the laws of the state of Delaware on August 30, 2017.

At Pashion Footwear, we believe women deserve to look good AND feel good without compromise. We are solving the biggest love/hate relationship in a woman's closet - her heels. Pashion Footwear is an empowering footwear brand utilizing innovative technical design & athletic materials to pioneer the future of women's shoes - blending comfort, customization, and style through our patented convertible footwear (that’s right, high heels that turn to flats - AND let you mix heel types, heights, and designs). We have issued utility patents in the US, China & the EU - allowing us to pioneer this new category in the market. Based on internal analysis, our customer satisfaction metrics are industry-leading, as is our unique margin profile. This combination of wins has enabled us to post our first profitable months, all while providing a uniquely versatile experience to consumers around the globe.

Currently, Pashion sells our shoe bundles & upsell accessories exclusively through our own D2C website.

With this Reg. CF fundraising, we plan to launch a novel bridal affiliate program as our second sales channel. Shortly after, we have plans to launch into traditional wholesale channels with the right big box partner.

In exchange for altering payback terms to Settle, a lender in the Company's businesses, providing the Company with a 6-month revolving capital line to fund inventory purchases, Settle filed a lien on the Company's inventory. Settle has no intention of exercising the lien and Settle has made it clear that they are willing to negotiate, as their main priority is for the Company to stay in business, fundraise, and move forward with the Company as a partner.

IP

The Company was granted U.S Patents to Pashion Footwear Inc. filed with the USPTO on July 16th, 2018.

Competitors and Industry

Competitors

At Pashion Footwear, we are pioneering two entirely new categories in the women's footwear market protected by our issued utility IP - convertible footwear & their accessories. While there have been other attempts at convertible footwear in the past, we have found none that have ever utilized a removable sole support system - ie, the Pashion Stelo™ (a component we got to name, as it did not exist previously in footwear manufacturing). This innovative concept is essential to allowing a high heel to transform to a comfortable flat, without sacrificing stability or comfort. This makes our technology superior to other attempts that have failed previously in the market.

While our technology remains unmatched by any other player in the space, that is not to say we are without competition. Our main competitive challenge is the traditional, big-name footwear brands that our consumers have loyally bought from for their entire lives. We have to convince the consumer to not only try a new brand, but an entirely new technology and concept. Once they have given us a try - they are hooked, but we must compete against the big names for brand awareness as we continue to build out this new category.

Industry/Market

One of the most competitive things about our technical design is that it is not limited stylistically, since it only exists on the underside of a shoe. We are able to become a full shoe-shelf replacement for our consumers - creating convertible sandals, pumps, ankle boots, knee-high boots, slides, mules, etc. We can also create an infinite number of upsell accessories - from various shapes and heights of heels to interchangeable ankle straps, clips, and varying accessory categories.

We see a world where our consumer only has two brands on her shoe shelf - Pashions, and her athletic brand of choice.

We believe the post-pandemic climate is an extremely advantageous time for our concept in the market. According to studies done by the Business of Fashion & McKinsey, women are more eager than ever to dress up again as their social calendars begin to fill with backlogged events - however, they are hesitant to forgo the comfort they've grown accustomed to after two years in slippers. They are actively seeking footwear that blends comfort and style, without sacrifice.

In 2022, high heels increased 151% in sell-out rate across mass retailers in the US and UK. We believe NOW is our time to shine.

We plan to become a full-shoe-shelf replacement solution for the core silhouettes in a woman's closet - encompassing everything from sandals to boots (both heeled, and flat). The women's footwear market is $179B globally - and growing - expected to reach $219B by 2027 (Statista). We are starting with our sights set on the US market, but our international patents give us a clear path to global expansion when the time is right.

The convertible heel market is entirely new, with our Company as one of the exclusive pioneers, so we look to stick with the trends in the broader footwear market. As reported by the Business of Fashion and McKinsey - dressing up & the corresponding occasionwear required is on the rise following the dry social calendars caused by COVID-19. However, women are hesitant to give up the comfort they grew accustomed to during the pandemic - actively seeking out products that blend style, comfort, versatility, and the ability to wear an item to a variety of occasions.

In addition to high heel sell-out rates increasing 151% across mass retailers in the US and UK in 2022, 37% of fashion executives expect occasion wear to be a top-three category for year-on-year sales growth. This trend has been building - with online searches for women's heels jumping up more than 200% year over year in 2021, with a particular focus on "practical" and comfort-driven heel shapes such as thick or block heels.

Current Stage and Roadmap

<u>Current Stage</u>

We are launched in market with exceptional customer satisfaction metrics - most notably (1) 18% Return & Exchange rate, well below industry standard for ECommerce Footwear of 30% (2) 25%+ of our monthly sales are from happy returning customers. We've fueled rapid growth - 450% net sales growth year over year in 2021 - due to the product's uniquely visual nature, lending itself to organic virality both in-person and online (ex: 45M organic TikTok views in 2022). Our disruptive economic profile with our upsell accessory business allowed us to post first profits in July & November of 2022 at 26%-30% EBITDA, well above the industry average of ~10%.

<u>Future Roadmap</u>

The women's footwear market has not seen technical innovation in over 200 years - forcing consumers to constantly pick between looking good and feeling good from a polarized, inefficient selection. However - coming out of the pandemic, women are more eager than ever to dress up again - but no longer willing to sacrifice the comfort they grew accustomed to after two years in slippers. The days of the archaic "beauty is pain" mindset are coming to a rapid end - leaving a massive opportunity in the market to create footwear that exists at the intersection of style x comfort, without sacrifice. Versatile footwear that actually works for the modern woman's busy lifestyle. This is what Pashion has created - all backed by issued & defensible utility IP, giving the brand the unique ability to pioneer a new category.

In the coming years, Pashion has three main priorities:

1. Building Brand/Category Awareness & Credibility. Pashion's largest challenge since launch has been one simple fact: convertible heels are such a new concept, that very few know to look for it. And, once they find it - it seems too good to be true. Pashion is tasked with not only establishing the brand, but consumer trust in this novel new design. We plan to do so through a comprehensive, organic-first marketing campaign to bring awareness to consumers and educate them on the future of footwear (after all, no one is used to shoes coming with instructions!). Our marketing activities will include the production of content campaigns, PR, brand partnerships, affiliate, & CRM/referral strategies.

2. Diversifying Sales Channels. One of the best ways to educate consumers on our technology is to provide an in-person experience to try out the shoes firsthand (ahyem, foot). We have already proven that we can scale a novel retail experience through our first retail test in 2022 - during which we outsold goal by 300%. In 2023, we plan to pursue two new sales channels - (1) traditional wholesale with a big-box retail partner, utilizing an experiential & demonstrative POS experience (2) a never-before-seen bridal affiliate program, turning brides (our fastest growing demographic) into saleswomen.

3. Becoming a Complete Shoe Shelf Replacement Solution. Our customers become complete convertible converts - and that makes them hungry for more. Once a consumer has adapted to the behavior of removing her heels whenever they hurt, she desires that same value from every shoe in her closet. We plan to meet her where she is - developing a comprehensive line of core & seasonal sandals, pumps, boots etc - ensuring she can always turn her heels to flats, no matter the occasion or dress code.

The Team

Officers and Directors

Name: Haley Pavone

Haley Pavone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Founder/President/Board Member
  Dates of Service: October, 2016 - Present
  Responsibilities: I am the founder & CEO at Pashion, and the inventory of our utility IP. $100,000 annual salary; 4,158,823 fully-diluted shares.

Name: Forrest Lee Fleming

Forrest Lee Fleming 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March, 2019 - Present
  Responsibilities: I suggested the idea of Crowdfunding to Haley Pavone CEO. Initially, we tried to raise capital with traditional VC with limited success. No salary; 1,847,978 fully diluted shares.

Other business experience in the past three years:

- **Employer:** BioProtonics
  Title: CEO
  Dates of Service: November, 2022 - Present
  Responsibilities: For the first time, MRH provides meaningful diagnostic imaging resolution on tissue at the micro-level (sub 1mm). Also, very important for broad commercialization, MRH adds less than 1 minute to current MRI scan time and corrects for patient movement during scans. MRH potentially will lead to a safer, less invasive, less costly alternative for many biopsies routinely performed today of which the majority are negative. This advancement will allow for earlier detection of many diseases and cancers and enable more accurate therapies sooner in the disease cycle to improve patient outcomes and lower medical costs. Eventually MRH could be part of every MRI scan

Name: Gabriella Liotta

Gabriella Liotta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April, 2022 - Present
  Responsibilities: Board Member and Advisor. No salary; 48,504 options.

Other business experience in the past three years:

- **Employer:** Major League Soccer

Title: Vice President
Dates of Service: June, 2022 - Present
Responsibilities: As Vice President of Licensing, Consumer Products, I lead the business development and product portfolio for On-Field with adidas and Off-Field soft goods and hard goods fan wear.

Other business experience in the past three years:

- **Employer:** Authentic Brands Group
  Title: Senior Vice President
  Dates of Service: March, 2017 - April, 2020
  Responsibilities: At ABG i was the Business Unit Manager, SVP leading Brand Management, Marketing, and Business Development Teams in Action Sports driving global expansion, expanding categories and channel of distribution.

Name: Jessica Lynne Norman

Jessica Lynne Norman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO and Principal Accounting Officer
  Dates of Service: January, 2019 - Present
  Responsibilities: I lead all operational activities and oversee the Company's finances. $63,000 annual salary; 344,390 fully-diluted share count.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Note Series 2023-CF should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an

illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Promissory Note Series 2023-CF purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering a Convertible Promissory Note Series 2023-CF in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of

Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Convertible Promissory Note Series 2023-CF we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Note Series 2023-CF has no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. In the future, if your Convertible Note reaches maturity or converts into Company Stock there may be associated voting rights related to that conversion. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 3 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pashion Footwear or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pashion Footwear could harm our reputation and materially negatively impact our financial condition and business.

The Company was a party to a contract dispute and subsequently agreed to terms for a settlement.
The Company settled with a former vendor in a contract dispute. The Company believed the vendor was misappropriating funds from the Company's retainer and interpreted the vendor's actions as a breach of contract. Both entities agreed to settle the dispute and the Company agreed to pay the remaining balance of its retainer invoices. As of June 10, 2022, the Company has completely paid off the remaining balance of the settlement agreement.

The Company's inventory is subject to a lien by Settle, one of the company's primary lenders and business partners.
In exchange for altering payback terms to Settle, a lender in the Company's

businesses, providing the Company with a 6-month revolving capital line to fund inventory purchases, Settle filed a lien on the Company's inventory. Settle has no intention of exercising the lien and Settle has made it clear that they are willing to negotiate, as their main priority is for the Company to stay in business, fundraise, and move forward with the Company as a partner.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The Haley Pavone Trust (Managed by Haley Pavone)	4,158,823	Common Stock	35.48%

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, 2022 Convertible Note, and Convertible Promissory Note Series 2023-CF.

Common Stock

The amount of security authorized is 15,000,000 with a total of 7,806,106 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 2,015,153 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 589,727 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 132,390 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,250,000 with a total of 1,015,462 outstanding.

Voting Rights

One vote per share. Please see the Voting and Conversion Ratio sections below.

Material Rights

Holders of Series Seed Preferred Stock have the following material rights, as laid out in the company's Amended and Restated Certificate of Incorporation, filed on

11/17/2020.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Dividends. The holders of the Series Seed Preferred Stock then outstanding shall receive, when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 7% of the Original Issue Price (as defined below) for each share of Series Seed Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Series Seed Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to

in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of(A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and

(B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Serie Seed Preferred Stock dividend. The "Original Issue Price" shall mean: with respect to the Series Seed- 1 Preferred Stock $1.2605 per share; with respect to the Series Seed-2 Preferred Stock $0.8634 per share; with respect to the Series Seed-3 Preferred Stock $1.0084 per share;

with respect to the Series Seed-4 Preferred Stock $1.0084 per share; and with respect to the Series Seed-5 Preferred Stock $1.2605 per share; subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "Series Seed Liquidation Amount."

Deemed Liquidation Events.

Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless, for so long as 99,167 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) remain outstanding, the holders of at least a majority of the of the Series Seed Preferred Stock of the outstanding shares of Series Seed Preferred Stock, including the affirmative vote of Entrada Ventures I, LP (the “Requisite Holders”), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event: a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Effecting a Deemed Liquidation Event.

The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 3 , if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series Seed Preferred Stock (a “Redemption Notice”), and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiflieth (l50th) day after such Deemed Liquidation Event (the “Redemption Date”), to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the applicable Series Seed Liquidation Amount (the “Redemption Price”). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder’s shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

Each Redemption Notice delivered pursuant to Section 2.4.2 shall state: the number of shares of Series Seed Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; the Redemption Date and the Redemption Price; the date upon which the holder’s right to convert such shares terminates (as determined in accordance with Sec ion 4 1 ; and for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20‘) day after the date of delivery of the Redemption Notice to a holder of Series Seed Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in Section 2.4.2, then the shares of Series Seed Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation’s receipt of such notice shall thereafter be “Excluded Shares.” Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.4.4, whether on such Redemption Date or thereafter.

On or before the applicable Redemption Date, each holder of shares of Series Seed Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series Seed Preferred Stock shall promptly be issued to such holder.

If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series Seed Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series Seed Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

Voting.

General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion Ratio.

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" shall initially be, with respect to the Series Seed-1 Preferred Stock $1.2605 per share; with respect to the Series Seed-2 Preferred Stock $0.8634 per share; with respect to Series Seed-3 Preferred Stock $1.0084 per share; with respect to Series Seed-4 Preferred Stock $1.0084 per share; with respect to Series Seed-5 Preferred Stock $1.2605 per share. Such initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided [in the Amended and Restated Certificate of Corporation].

Series Seed-2 Preferred Stock

The amount of security authorized is 528,415 with a total of 528,415 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,445,800 with a total of 1,445,800 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Series Seed-4 Preferred Stock

The amount of security authorized is 1,044,217 with a total of 1,043,217 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Series Seed-5 Preferred Stock

The amount of security authorized is 15,866 with a total of 15,866 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

2022 Convertible Note

The security will convert into Preferred stock and the terms of the 2022 Convertible Note are outlined below:

Amount outstanding: $665,000.00
Maturity Date: February 01, 2024
Interest Rate: 8.0%
Discount Rate: 20.0%

Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with 2022 Convertible Note.

Convertible Promissory Note Series 2023-CF

The security will convert into Preferred stock and the terms of the Convertible Promissory Note Series 2023-CF are outlined below:

Amount outstanding: $0.00
Maturity Date: June 30, 2023
Interest Rate: 1.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Qualified equity financing of $1,250,000 or automatic conversion on Maturity Date

Material Rights

The Convertible Promissory Note Series 2023-CF converts into a currently undesignated class of preferred stock on par with the currently outstanding Series Seed Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Series Seed Preferred Stock laid out in the Amended & Restated Certificate of Incorporation, and subsequent amendment.

What it means to be a minority holder

As a convertible note holder of the company, you will have no voting rights.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,777,990.82
  Number of Securities Sold: 4,048,760
  Use of proceeds: Working Capital
  Date: December 04, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $665,000.00
  Use of proceeds: Working Capital
  Date: February 01, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Net Revenue (Gross sales, less promotional discounts & returns) for fiscal year 2022 was $2,703,257, about flat compared to fiscal year 2021 revenue of $2,834,297. Given the macro economic conditions at play such as the supply chain crisis' impact on shipment timing as well as the sentiment surrounding recession, we decided to prioritize building a sustainable operating foundation for future scale over pursuing an aggressive growth strategy (as we had done in 2021, growing 450% over 2020). Our ultimate goal was to achieve our first profitable months to further prove out the strength of our unique margin profile - which we achieved in July 2022 (31% EBITDA) and November 2022 (26% EBITDA) (**Note that industry standard for footwear EBITDA is ~10%). This effort included releasing a new version of our product with optimized margins, relocating a portion of our supply chain, and focusing our marketing effort on low-cost organic initiatives & repeat customers.

Cost of sales

Cost of sales in 2022 was $1,568,943, a decrease of approximately $610,000, from costs of $2,179,507 in fiscal year 2021. The reduction was largely due to the release of our Pashion 2.0 technology - replacing the metal components in our product with injection molded equivalents, which improved the product margins to 65% on shoe kits and 70%-90% on accessories. We also re-located the fulfillment arm of our supply chain to Canada to take advantage of more favorable import tax codes, saving us roughly 12%-45% per shoe - depending on style.

Gross margins

2022 gross profit increased by $480,000 over 2021 gross profit and gross margins as a percentage of revenues increased from 23% in 2021 to 42% in 2022. This improved performance was caused by the new margin profile supported by our product improvements & supply chain relocation.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Pashion Footwear, INC. Expenses in 2022 decreased $1.2M from 2021. Approximately $873,000 of this decrease was due to increased focus on organic marketing and the aggressive pursuit of sustainable brand-building practices. The results achieved in this regard allowed us to maintain steady sales levels while dramatically improving our bottom line by 65% from 2021 to 2022.

Historical results and cash flows:

The Company is currently in the production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the COVID19 pandemic and corresponding supply chain crisis/recession impacted our growth in ways we do not forecast to be ongoing. Past cash was primarily generated through equity investments, sales & working capital loans. Our goal is to reach annual profitability in 2024 (after posting our first profitable months in 2022). We also plan to aggressively scale sales once funding is secured and the market has stabilized, aiming for doubling sales year over year as the brand gains further awareness and credibility in the market.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2023, the Company has capital resources available in the form of a line of credit for $2M from Settle, a term sheet for a $3M ABL for inventory issued upon successful equity fundraising, and $109,000 in credit from Chase Bank, an ongoing relationship with Shopify Capital for working capital ranging from $150k-$350K installments, and $2M in inventory assets at cost - valued at $4M in MSRP potential. The company also has $75K in liquid cash working capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support ongoing product development initiatives & marketing strategies.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months without additional funding, funding operations solely off of sales of current inventory. This is based on a current monthly burn rate of $120K for expenses related to salaries, marketing, product development, and operations. The company has survived at this burn rate without significant equity financing since Q2 of 2021. The main inhibiting factor to a longer operational timeline is the need to purchase more inventory.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12-14 months, at minimum. This is based on a current monthly burn rate of $120K for expenses related to salaries, marketing, product development, and operations. Burn will increase slightly after funding to reflect additional hires and marketing activities, but is not anticipated to exceed $200K/mo. A longer timeline may be possible if the Company is able to continue to post monthly profits, as seen inititally in July & November of 2022 - as doing so covers opex burn in its entirety while also building a working capital base.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a $3M ABL to fund inventory, $300k-$1M in previous investor pro-ratas, and future capital raise of $3M-$5M.

Indebtedness

- **Creditor:** Investors
  Amount Owed: $665,000.00
  Interest Rate: 8.0%
  Maturity Date: February 01, 2024
  Convertible into preferred stock at the next equity financing at the lower of a discount of 20%.

- **Creditor:** Settle Inc.
  Amount Owed: $1,989,690.00
  Interest Rate: 12.29%
  Maturity Date: July 31, 2023
  Payments accelerate upon fundraise of at least $3 million.

- **Creditor:** SBA
  Amount Owed: $64,500.00
  Interest Rate: 3.75%

Maturity Date: May 19, 2050

- **Creditor:** Mechanics Bank
  Amount Owed: $27,148.00
  Interest Rate: 6.75%
  Maturity Date: January 20, 2024

- **Creditor:** Shopify Capital
  Amount Owed: $165,000.00
  Interest Rate: 15.0%
  Maturity Date: April 01, 2023
  Classified as current as loan payments are taken from receivables.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $20,000,000.00

Valuation Cap Details: Board reviewed and determined based on a number of factors, including current financials, financial projections, the strength of IP, and growth.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  1.0%
  StartEngine Premium Deferred Fee

- *Design & Development*

20.0%
We will use 20% of the funds raised for market and customer research, new product development, and market testing.

- *Omnichannel Expansion*
  25.0%
  We will use 25% of the funds raised to pursue an omnichannel strategy - launching our products into wholesale retailers, pursuing a novel bridal affiliate program of our own design & additional strategic sales channels as identified.

- *Marketing*
  30.0%
  We will use 30% of the funds raised to carry out marketing strategies needed to grow sales & brand awareness. This includes but is not limited to the production of content campaigns, PR opportunities, engaging with influencers, pursuing brand partnerships, digital ads, and developing further CRM (Customer Relationship Management - Email, SMS, social media) activities.

- *Company Employment*
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including the following roles (subject to iteration depending on qualifications of potential prospects): Demand & Merchandise Planner, Retention Marketing Coordinator, Marketing Strategist, Wholesale Coordinator & Customer Experience Specialist. Wages to be commensurate with training, experience and position.

- *Working Capital*
  3.5%
  We will use 3.5% of the funds for working capital to cover expenses for marketing & product expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://pashionfootwear.com (www.pashionfootwear.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pashionfootwear

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pashion Footwear Inc.

[See attached]

PASHION FOOTWEAR INC.

Financial Statements
Year Ended December 31, 2022 and 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pashion Footwear Inc.
San Luis Obispo, California

We have reviewed the accompanying financial statements of Pashion Footwear Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 15, 2023
Los Angeles, California

PASHION FOOTWEAR INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	47,916	$	42,194
Acccounts Receivable, net		59,074		-
Inventory		1,525,942		1,092,134
Prepaids and Other Current Assets		12,726		17,025
Total Current Assets		**1,645,658**		**1,151,353**
Property and Equipment, net		290,507		309,764
Intangible Assets		192,639		172,146
Security Deposit		300		3,011
Total Assets	**$**	**2,129,104**	**$**	**1,636,274**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,062,015	$	276,541
Credit Cards		115,422		104,447
Current Portion of Loans and Notes		1,875,694		1,523
Forward Financing		163,231		393,271
Other Current Liabilities		174,049		82,398
Total Current Liabilities		**3,390,412**		**858,179**
Promissory Notes and Loans		69,613		1,905,628
Convertible Note		665,000		-
Total Liabilities		**4,125,026**		**2,763,807**
STOCKHOLDERS EQUITY				
Common Stock		507		504
Series Seed-1 Preferred Stock		102		102
Series Seed-2 Preferred Stock		53		53
Series Seed-3 Preferred Stock		145		145
Series Seed-4 Preferred Stock		104		104
Series Seed-5 Preferred Stock		2		2
Treasury Stock		(89)		(89)
Additional Paid in Capital		4,409,199		4,268,584
Equity Issuance Cost		(59,363)		(46,331)
Retained Earnings/(Accumulated Deficit)		(6,346,581)		(5,350,607)
Total Stockholders' Equity		**(1,995,922)**		**(1,127,533)**
Total Liabilities and Stockholders' Equity	**$**	**2,129,104**	**$**	**1,636,274**

See accompanying notes to financial statements.

PASHION FOOTWEAR INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 2,703,257	$ 2,834,297
Cost of Goods Sold	1,568,943	2,179,507
Gross profit	1,134,314	654,789
Operating expenses		
General and Administrative	986,418	1,002,090
Research and Development	157,332	449,078
Sales and Marketing	794,978	1,668,368
Total operating expenses	1,938,728	3,119,537
Operating Income/(Loss)	(804,414)	(2,464,748)
Interest Expense	71,115	153,156
Other Loss/(Income)	120,446	(71,944)
Income/(Loss) before provision for income taxes	(995,974)	(2,545,960)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (995,974)**	**$ (2,545,960)**

See accompanying notes to financial statements.

PASHION FOOTWEAR INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed 1 Preferred Stock		Series Seed 2 Preferred Stock		Series Seed 3 Preferred Stock		Series Seed 4 Preferred Stock		Series Seed 5 Preferred Stock		Additional Paid In Capital	Equity Issuance Costs	Treasury Stock	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balance—December 31, 2020	**5,015,754**	**$ 502**	**420,000**	**$ 42**	**538,415**	**$ 53**	**1,445,808**	**$ 145**	**1,040,106**	**$ 104**	**15,866**	**$ 2**	**$ 3,518,516**	**$ (21,494)**	**(89)**	**$ (3,006,647)**	**$ 683,156**
Issuance of Stock	24,127	$ 2	595,998	$ 59	-	$ -	-	$ -	1,111	$ 0		$ -	$ 751,248	(21,837)			728,368
Share-Based Compensation													6,925				6,925
Net income/(loss)																(2,143,960)	(2,143,960)
Balance—December 31, 2021	5,039,881	504	1,015,462	102	538,415	53	1,445,808	145	1,041,217	104	15,866	2	4,258,584	(43,331)	(89)	$ (5,150,607)	$ (1,127,580)
Issuance of Stock	28,955	3	-	-	-	-	-	-	-	-	-	-	1,445				1,447
Share-Based Compensation													10,435				10,435
Additional paid-in capital—warrants													128,745	(13,033)			115,712
Net income/(loss)																(995,874)	(995,874)
Balance—December 31, 2022	**5,068,836**	**$ 507**	**1,015,462**	**$ 102**	**538,415**	**$ 53**	**1,445,808**	**$ 145**	**1,041,117**	**$ 104**	**15,866**	**$ 2**	**$ 4,409,209**	**$ (55,364)**	**$ (89)**	**$ (6,146,581)**	**$ (1,595,911)**

See accompanying notes to financial statements.

PASHION FOOTWEAR INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(995,974)	###########
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		38,313	28,784
Amortization of Intangibles		23,881	15,805
Warranty		115,712	
Share-based Compensation		10,425	6,925
Changes in operating assets and liabilities:			
Acccounts receivable, net		(59,074)	146
Inventory		(433,808)	(821,859)
Prepaids and Other Current Assets		4,299	(11,021)
Accounts Payable		785,475	170,106
Credit Cards		10,976	62,475
Other Current Liabilities		91,651	27,934
Security Deposit		2,711	(3,011)
Net cash provided/(used) by operating activities		**(405,413)**	**(3,069,675)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		(19,056)	(145,578)
Purchases of Intangible Assets		(44,374)	(59,220)
Net cash provided/(used) in investing activities		**(63,430)**	**(204,798)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		1,447	728,368
Forward Financing		(230,040)	393,271
Borrowing on Promissory Notes and Loans		38,157	1,713,202
Borrowing on Convertible Notes		665,000	-
Net cash provided/(used) by financing activities		**474,565**	**2,834,841**
Change in Cash		5,722	(439,632)
Cash—beginning of year		42,194	481,826
Cash—end of year	**$**	**47,916**	**$ 42,194**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	71,115	$ 153,156
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pashion Footwear Inc. was incorporated on August 30, 2017, in the state of Delaware. The financial statements of Pashion Footwear Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Luis Obispo, California.

Pashion is an empowering footwear brand utilizing innovative technical design to pioneer the future of women's shoes - blending comfort, customization and style without sacrifice. Our utility-patented tech allows a high heel to transform into a flat within seconds, solving the biggest love/hate relationship in a woman's closet and bringing unmatched versatility to their daily lives. Pashion sells convertible high heel shoe bundles & the corresponding accessory products (heel kits, stelos, flat caps) direct to consumer via our own e-commerce site - www.pashionfootwear.com. We also have executed limited wholesale business with retailers, and plan to expand that sales channel in 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventory

Inventory are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Molds	10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include website and software development costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

Pashion Footwear Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of convertible high heel shoe bundles & the corresponding accessory products.

Cost of sales

Costs of goods sold include the product cost, merchant fees, shipping, and others.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $794,978 and $1,668,368, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.

The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	1,525,942	1,092,134
Total Inventory	**$ 1,525,942**	**$ 1,092,134**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expenses	12,726	17,025
Total Prepaids and Other Current Assets	**$ 12,726**	**$ 17,025**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Expenses	91,358	-
Accrued Interest	945	945
Sales Taxes Payable	12,741	16,991
Gift Cards	38,030	36,150
Route Package Protection Payable	14,059	4,098
Customer Deposits	60	-
Unearned Revenues	16,856	24,214
Total Other Current Liabilities	**$ 174,049**	**$ 82,398**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Molds	$ 386,306	$ 367,250
Property and Equipment, at Cost	**386,306**	**367,250**
Accumulated depreciation	(95,799)	(57,486)
Property and Equipment, Net	**$ 290,507**	**$ 309,764**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $38,313 and $28,784, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Website	$ 15,106	$ 15,106
Patent	209,273	164,899
Software	12,981	12,981
Intangible assets, at cost	**237,360**	**192,986**
Accumulated amortization	(44,721)	(20,840)
Intangible assets, Net	**$ 192,639**	**$ 172,146**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022, and 2021 was in the amount of $23,881 and $15,805, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense	
2023	$	(23,881)
2024		(23,881)
2025		(23,881)
2026		(23,881)
Thereafter		(97,116)
Total	**$**	**(192,639)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 5,068,836 shares and 5,039,881 shares have been issued and are outstanding, respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 1,250,000 shares of Series Seed-1 Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 1,015,462 shares have been issued and are outstanding.

Series Seed-2 Preferred Stock

The Company is authorized to issue 528,415 shares of Series Seed-2 Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 528,415 shares have been issued and are outstanding.

Series Seed-3 Preferred Stock

The Company is authorized to issue 1,445,800 shares of Series Seed-3 Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 1,445,800 shares have been issued and are outstanding.

Series Seed-4 Preferred Stock

The Company is authorized to issue 1,044,217 shares of Series Seed-4 Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 1,043,217 shares have been issued and are outstanding.

Series Seed-5 Preferred Stock

The Company is authorized to issue 15,866 shares of Series Seed-4 Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 15,866 shares have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,560,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	115,819	$ 0.06	-
Granted	516,043		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	631,862	$ 0.06	9.24
Exercisable Options at December 31, 2021	213,868	$ 0.06	9.24
Granted	-	$ -	
Exercised	(28,955)	$ -	
Expired/Cancelled	(39,968)	$ -	
Outstanding at December 31, 2022	562,939	$ 0.06	8.24
Exercisable Options at December 31, 2022	369,324	$ 0.06	8.24

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $10,425 and $6,925, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Settlement and Security Agreement-Settle Inc	$ 1,989,690	12.29%	5/26/2022	7/31/2023	$ 146,720	146,720	$ 1,869,690	$ -	$ 2,016,410	$ 224,065	$ 224,065	$ -	$ 1,823,147	$ 2,047,211
SBA EIDL Loan	$ 64,500	3.75%	5/19/2020	5/19/2050	$ 2,419	2,419	$ 3,780	$ 60,720	$ 66,919	$ -	$ -	$ -	$ 64,500	$ 64,500
Mechanics Bank	$ 27,148	6.75%	1/20/2021	1/20/2024	$ 1,832	1,832.49	$ 2,224	$ 8,893	$ 11,118	$ 1,832	$ 1,732	$ 1,523	$ 17,981	$ 19,504
Total					$ 150,971	$ 150,971	$ 1,875,694	$ 69,613	$ 2,094,446	$ 225,897	$ 225,797	$ 1,523	$ 1,905,628	$ 2,131,215

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 1,875,694
2024	12,673
2025	12,673
2026	12,673
2027	12,673
Thereafter	18,920
Total	**$ 1,945,308**

Forward Financing

During fiscal year 2022, the Company entered into a Shopify Capital Agreement in the amount of $165,000. It bears a remittance rate of 15%. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2022, and December 31, 2021, the outstanding balance of this kind of financing is in the amount of $163,231 and $277,703, respectively and the entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into a Clearco Capital Agreement in the amount of $250,000. As of December 31, 2022, and December 31, 2021, the outstanding balance of this kind of financing is in the amount of $0 and $115,569, respectively and the entire amount is classified as the current portion.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022 Current Portion	For the Year Ended December 2022 Non-Current Portion	For the Year Ended December 2022 Total Indebtedness	For the Year Ended December 2021 Current Portion	For the Year Ended December 2021 Non-Current Portion	For the Year Ended December 2021 Total Indebtedness
2022 Convertible Note	$ 665,000	8.00%	Fiscal year 2022	Fiscal year 2024	-	665,000	665,000	-	$ -	-
Total	$ -				$ -	$ 665,000	$ 665,000	$ -	$ -	$ -

The convertible notes are convertible into preferred shares at a conversion price. The conversion price shall mean 80% of the price per share of the (i) Preferred Stock paid by the investors in the Qualified Financing or (ii) Common Stock or preferred stock paid by the investors in a Non-Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (297,199)	$ (762,237)
Valuation Allowance	297,199	762,237
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,561,853)	$ (1,264,655)
Valuation Allowance	1,561,853	1,264,655
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,099,159, and the Company had state net operating loss ("NOL") carryforwards of approximately $462,694. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through February 15, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $804,414, an operating cash flow loss of $405,413, and liquid assets in cash of $47,916, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN PASHION FOOTWEAR TODAY!

Where Comfort Meets Style

Pashion Footwear is an innovative company specializing in convertible & customizable footwear, with utility patents in the USA, EU & China. Pashion has products ranging from ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PASHION
Convertible and Customizable Heels

$0 Raised

REASONS TO INVEST

- Pashion Footwear has raised $4.2 million over 6 operating years, with sales growth of 450% in 2021 (in spite of COVID-19 headwinds). The company holds utility patents in the US, China & EU, allowing them to be one of the pioneers in this new category in the market.
- Pashion has obtained industry-leading customer satisfaction metrics - with 25%-35% of their monthly business on average supported directly by brand loyalists as they replace their shoe shelf with Pashion's uniquely versatile designs.
- Pashion's team is full of seasoned retail and business professionals with backgrounds at brands like Ralph Lauren, Nike, Billabong, Beach Riot, Carbon38, Authentic Brands Group, and Major League Soccer. Founder Haley Pavone was recently added to Forbes 30 Under 30 list.

Invest Now
1.0% Interest Rate

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION CAP**
$200	$20M

THE PITCH

The Future of Women's Footwear

For years, women have struggled with the “beauty is pain” challenge. Pashion Footwear is utilizing innovative technology and athletic materials to make **the future of footwear** not only beautiful, but also comfortable. The company has utility patents in the US, China, and EU, and has **invented a novel removable sole support mechanism** in women’s footwear that allows for heel-to-flat transformation.


Making the future of footwear *not only beautiful*, but also comfortable

Haley Pavone, founder of Pashion Footwear, is a patent holder and has **raised over $4 million in venture funding.** Pavone also appeared on **Season 12 of ABC’s Shark Tank** and was recently added to the **Forbes 30 Under 30** list. Pashion’s team also includes COO, Jessica Norman, who previously worked at **Beach Riot** as GM & COO, and had prior roles with big-name brands such as **Ralph Lauren, Billabong, and ONE Distribution**. Backing them is their heavy-hitting board of directors, made up of successful entrepreneur Forrest Lee Fleming & seasoned retail executive Gabriella Liotta, who has experience across such organizations as **Ralph Lauren, Nike, Authentic Brands Group, and Major League Soccer.**


PASHION

Pashion Footwear founder/CEO Haley Pavone on Season 12 of ABC's Shark Tank - where Pavone declined an offer from Kevin O'Leary (see clip in campaign video).

Certifications

- US, China, & EU Utility Patents Issued
- Global Trademarks Issued
- Biomechanically Tested by Heeluxe, LLC

Awards

- Founder on Forbes 30 Under 30 List 2022
- Forbes Next 1000 2022
- Shark Tank Season 12

Pashion sells their shoes and accessories exclusively through their own site, https://pashionfootwear.com.

THE PROBLEM & OUR SOLUTION

Look Good AND Feel Good

According to Pashion's research, the women's footwear market has not seen technical innovation for **over 200 years**, forcing consumers to pick between style and comfort. While heels are a staple in many closets, their well-known pain forces women to pack back-up shoes, end up barefoot, or suffer through for hours on end.


Consumers are
forced to pick between
style and comfort


Blending comfort,
customization, and style

PRESS *Features*

Pashion Footwear created a **new solution for the modern woman-on-the-go**, a market they felt had long needed a fresh perspective – a footwear line utilizing innovative technical design and athletic materials to blend comfort, customization, and style. With heels that turn into flats, women can finally have style AND comfort – without compromise.

Heeluxe Study Results

Two of Pashion's original shoe models were biomechanically tested by a 3rd party organization, Heeluxe, LLC, and some highlights from the results of the study include the following insights:

- Pashion flats have **better than average acceleration**, indicating that they are "easier to walk in"
- Pashion heels have **better forefoot cushioning** than a standard heel
- Pashion flats have **better than average cushioning in the forefron**t than a standard flat
- In a blind test, participants **ranked Pashion styles above normal heels & competitors** in Overall Comfort & Heel Cushion


THE PAST
High heels made with unforgiving materials like compressed wood and steel.
THE FUTURE
Pashions crafted with impact-absorbing athletic materials and extra cushion.

THE MARKET & OUR TRACTION

Expanding with Post-Covid Comfort

We believe the need for comfort post-pandemic makes this a perfect time for Pashion Footwear. According to studies done by the Business of Fashion & McKinsey, **women are more eager than ever to dress up again.** In 2022, the sell-out rate of high heels increased 151% across mass retailers in the US and UK. But with women **hesitant to let go of the comfort they've grown accustomed to after two years** in sweatpants and slippers, **combining comfort with style is more important than ever.**


The women's footwear market is $179B globally – and growing – expected to reach $219B by 2027
We are starting with our sights set on the US market, but our international patents give us a clear path to global expansion when the time is right.

Since its founding in October, 2016, Pashion Footwear has raised $4.2 million in pre-seed and seed funding. The company's founder, Pavone, also appeared on Season 12 of ABC's Shark Tank, and **led Pashion to 450% sales growth in 2021, as well as 65% profitability growth in 2022 - all in spite of the pandemic & corresponding market headwinds.**

What we've been *working on...*



Raised *$4.2M* to date
over 6 operating years across private seed rounds from angel investors & Entrada Ventures, since our founding in October 2016.

Posted our first profitable months in July & November 2022 - at *26%-30%* EBITDA

Released our **Pashion 2.0 *design***

12 *new* Silhouettes launched

Passed *100k followers* on Instagram

***Secured* our first big box retail test**
with Von Maur department store in October 2022. Results were positive - leading to scheduling our second event for April 2023

Return & Exchange Rate: *18%* (Industry average 30%)

45 Million
TikTok views in 2022

Profit Margins
65% on shoes
67%-90% on accessories

25%-35% of monthly business supported by existing customers

Moved our warehouse *into Canada*
allowing us to secure lower import tax rates & improve margins

CEO chosen out of *11,688 global nominees*
as one of the 24 inaugural winners of the Positive Leadership Awards (held by the Positive Leadership Institute)

After creating a removable sole support for women's footwear, Pashion obtained issued utility patents for its technology in the US, China, and EU. The removable technology, called the "Stelo™," allows the shoes to transform from heels to flats while maintaining the needed structure & stability in heel form.





Always Supported
Our patented removable Stelo™ sole support provides the stability and structure you need to walk in heels with confidence.

Extra Secure
Our gold-detailed heel lock buttons hold Stelos™ and Heel Kits securely in place until you're ready to convert or customize.

Adapts to Fit
Our flexible soles, crafted with athletic materials, adapt to fit and support your arch for all day comfort as both heels and flats.

WHY INVEST

The Footwear Revolution

★★★★★

"Will *never buy another kind* of heel again!"

-Lauren

★★★★★

"*Complete savior at weddings* with the heel conversion."

-Alice T.

★★★★★

"Seriously my favorite shoes! *I have 4 pairs now and they never disappoint*, such a great way to maximize closet space, while also having comfort for a long day in heels!"

-Taylor D.



Pashion Footwear's shoes are not a one time purchase - they are fundamentally changing women's behavior when wearing shoes, enabling women to instantly alleviate pain/inconvenience and easily customize their look to match any occasion. Because of this valuable function & versatility, women are replacing every other brand in their closet with Pashions. Currently, 25%-35% of Pashion's monthly business is supported by existing customers as they build out their collections.


Join Us Today
As our company aims to become a full shoe-shelf replacement solution in a woman's closet

Due to the nature of their shoe technology, Pashion is able to create nearly an infinite number of upsell accessories–from different style shoes, and varying heel styles/heights, to interchangeable ankle straps, clips, and additional accessory categories (with accessories posting industry-leading profit margins [according to Pashion's research], ranging from 67%-90%). Thus, Pashion has a means to keep monetizing its happy clientele as it continues to offer more options for further customization and closet expansion.

The company aims to become a full shoe-shelf replacement solution in a woman's closet – encompassing everything from sandals to boots (both heeled and flat).



Mockup of Pashion Footwear interactive retail display concept.

Currently, Pashion sells its shoes and accessories exclusively through its own website. In 2023, the company plans to pursue two new channels–traditional wholesale with big-box retail partners and an innovative bridal affiliate program. By partnering with brides, Pashion will reach entire guest lists of eligible customers, looking for what to wear to their upcoming events. This unique program taps into the ever-booming wedding industry, and is a great profitable marketing opportunity the company believes is not currently used by other companies.


Bridal Ambassador Program
When brides agree to recommend Pashions on their wedding site, it activates not only brides, but also all bridesmaids & wedding guests, as potential lifelong customers. This creates an exponentially growing, organic segment — all with high purchase intent & imminent need for our value.
SAVE ON BRIDAL SHOES
Brides get 50% off their wedding Pashions.
DISCOUNTS FOR GUESTS + GIRLS
Guests get 25% off + bridesmaids get 30% off.
BRIDES EARN COMMISSION
Brides earn 12% cashback on every guest's purchase.

Join the footwear revolution and Invest in Pashion today!

ABOUT

HEADQUARTERS
2950 Broad Street #1030
San Luis Obispo, CA 93401

WEBSITE
View Site

Pashion Footwear is an innovative company specializing in convertible & customizable footwear, with utility patents in the USA, EU & China. Pashion has products ranging from boots to sandals, as well as a suite of high-margin accessories, generating $8 million in gross revenue since 2019.

TEAM



Haley Pavone
CEO/Founder/President/Board Member

Haley Pavone founded Pashion Footwear as a junior in college. In the 6 years since, she has invented and brought to market an innovative new technology and category in the women's footwear market – fully convertible shoes. Pavone is a patent holder, has raised over $4M in venture funding, appeared on Season 12 of ABC's Shark Tank, and led Pashion to 450% growth in 2021 in spite of the COVID19 pandemic. Recently named to the Forbes 30 Under 30 list, Pavone is just getting started as Pashion's mission to empower women through footwear continues to gain incredible traction across the globe.

Jessica Lynne Norman
COO

Jessica is a skilled retail operations leader with over 15 years of experience in the consumer goods industry - most recently as the GM at fast-growing swim & athleisure brand, Beach Riot. She previously held various key operations roles at Billabong, Polo Ralph Lauren, and ONE Distribution (parent company of KR3W Denim & SUPRA Footwear) - specializing in sales, planning, buying, merchandising, ecommerce and logistics. She is a specialist in direct-to-consumer businesses and loves to help companies develop strong foundations for scalable, profitable growth.

Gabriella Liotta
Board Member

Liotta is a highly accomplished brand management senior executive with extensive knowledge in consumer products, and a record of success in revenue growth, business development, brand launches, global expansion, and commercial strategy at Nike, Ralph Lauren, Authentic Brands Group, and Major League Soccer. She is a talented leader influencing and motivating cross-functional teams fueling growth and profitability, and particularly skilled at developing licensing partnerships, building brand equity, and strategic contract negotiation.

Forrest Lee Fleming
Board Member

Forrest Fleming has a distinguished career in creating successful disruptive technology companies across a diverse industry portfolio. He specializes in creating, funding, and executing business plans to optimally commercialize world-changing innovation.

Mr. Fleming was Founder and CEO for TrueVision Surgical (robotic digital surgery) in Santa Barbara CA from 2006 to 2018. TrueVision was acquired by Alcon/Novartis in December 2018, which included an exclusive IP license to TDS (a new Company spin out-True Digital Surgery) in Goleta CA as part of the transaction to address non-ophthalmology surgical markets.

TERMS

Pashion Footwear

Overview

INTEREST RATE
1.0%

VALUATION CAP
$20M

MATURITY DATE
Jun 30, 2025

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$200

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
20.0%

TYPE OF EQUITY
Preferred Stock

CONVERSION TRIGGER
$1,250,000

SEC Recent Filing

Offering Memorandum

Financials

Risks

What is a Convertible Note?
A convertible note offers you the right to receive Preferred Stock in Pashion Footwear. The amount of Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000+ in a qualified equity financing. The highest conversion price per security is set based on a $20,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 1.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of bonuses, including the 10% bonus for OWNer's Bonus eligible investors. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based

Friends and Family Early Birds

Invest in the first 24 hours and receive 10% bonus interest.

Amount-Based

$500+ | Tier 1: Shop with 30% Off

Sitewide One-Time 30% off code.

$1,000+ | Tier 2: Shop with 30% Off Sitewide For a YEAR

30% off every Pashion Purchase in the next 12 months.

$2,500+ | Tier 3: 30% Off Sitewide...FOREVER.

30% off every Pashion Purchase...for life.

$5,000+ | Tier 4: Join the Pashion Design Collective

Tier 3 + Exclusive community. Weigh in on our shoe design process - styles, colors, & materials for future seasons. Members may also be chosen as "fit testers" - receiving exclusive early access to new styles to help us perfect the design.

$10,000+ | Tier 5: Limited Edition Heel Kit

Tiers 3 and 4 + Receive a never-before-seen (& never again made) Luxe Heel Kit - special ordered for backers of this tier.

$25,000+ | Tier 6: Limited Edition Shoe Style

Tier 3 and 4 + Receive a never-before seen (& never again made) Luxe Shoe - special ordered for backers of this tier.

$50,000+ | Tier 7: EXPERIENCE: Be a Heel Kit Designer

*Tiers 3 and 4+ 3 sessions with CEO & Design Director to create your own Heel Kit (design, renders, & sample review). *Must use pre-existing mold, but can choose colors, materials, & embellishments* Will receive 3 samples of final design.*

$75,000+ | Tier 8: Name a Shoe After You

*Tier 3 and 4 + Select a new shoe silhouette from our upcoming 2023 lines to name. **Selected name may not include any profanity or violate any trademarks. Must resemble an actual name or appropriate adjective***

$100,000+ | Tier 9: EXPERIENCE: Design Your Own Shoe

*Tier 3 and 4 + 3 design sessions with CEO & Design Director to create your own Shoe (design, renders & sample review). *Must use existing mold. Can choose colors, materials, & embellishments* Will receive 3 samples of your final design.*

$250,000+ | Tier 10: EXPERIENCE: Launch Your Own Shoe

*Tiers 3 and 4 + 4 design sessions with CEO & Design Director to create a Shoe. *Must use existing mold. Choose color, material, & embellishments* Receive 10 samples of final design, name the design, & it will release on the Pashion site.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Pashion Footwear Inc. ("Pashion Footwear" or the "Company") will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 1.1% instead of 1%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://drive.google.com/file/d/1_OF64BcAwTBr8MD0ws5zgMQ-Zh-ibP_f/view?usp=share_link

High heels - The biggest love hate relationship in a woman's closet. They look great but a few hours in, they cramp up your feet and blister your toes leaving you stuffing a backup pair of shoes in your purse or walking barefoot on city streets.

For centuries nothing had been done to change this. High heels have been made fundamentally the same way for 200 years yet the lives of women have evolved a lot in just the past 20.

Women today are on the move from 9 AM to 9 PM. Balancing careers, families, social lives, and everything in between and traditional high heels just aren't keeping up. It's about time that fashion got practical: enter convertible high heels.

Hi, I'm Haley Pavone and I'm the founder and CEO at Pashion Footwear and we've invented fully convertible high-heels that turn into flats. Now let's rewind a bit.

Back in 2016, I was dancing barefoot after ditching my heels due to, you know, pain when all of a sudden the unthinkable happened. I was impaled through the foot by another woman's stiletto. Yes, impaled through the foot. Needless to say, I felt pretty frustrated with high heels and pretty inspired to find something better. I started to wonder "what's really so different between a high heel and a flat anyway? Isn't a heel just a flat with a heel on it?" I took that idea and ran with it.

I talked to a lot of people about my idea and many of them told me it was impossible. When I asked why they said, "it just isn't how high heels are made." I couldn't help but think "isn't that kind of the whole point?" I went on to compete in start-up pitch competitions, won some initial money, rounded up a team, and joined a summer start-up accelerator program at my college. In 12 weeks, we developed our technology, filed our patent, formally incorporated, sourced our suppliers, and got wearable 3-D printed prototypes. When I put them on my feet for the first time and they actually worked, I knew we were on to something huge.

By my senior year of college, I knew we needed serious funding to take things to the next level. I pitched to investors and raised $450K to bring my idea to production. I was able to get the first working pairs of my convertible heels the day before my college graduation and debut them walking across the stage for my diploma. All that was left to do was bring the shoes to market.

Our biggest challenge was the fact that no one knew convertible high-heels existed. There were absolutely zero google searches for high heels that convert to flats. I knew we had our work cut out for us to not only make a name for ourselves but to show the world that convertible heels aren't just possible, but they are finally here.

In January 2019, we shipped our first 300 shoes and got rave reviews from our pre-order customers. With this confidence in mind, we launched our website in June 2019... and walked right into the trade war and then into the pandemic.

As an entrepreneur I was nervous but I knew that resilience is going to be the key to our success and that our product was genuinely going to make a difference in women's day-to-day lives. We were determined to make our dreams a reality, and we never stopped pushing. In spite of everything we were featured in big names like BuzzFeed, Cosmopolitan, and Forbes - and even made it into the Grammys gifting suite and on the Ellen show. We grew our sales quarter-over-quarter without fail, welcoming thousands of new Pashionistas into our family.

Then finally in February 2021, we landed our biggest break ever, pitching on ABC's *Shark Tank*. "Hi sharks, my name is Haley Pavone and I am from San Luis Obispo California. Today I am seeking a $500,000 investment in exchange for 5% of my game-changing company "Pashion Footwear." We gained massive exposure overnight and suddenly everyone knew about convertible high heels. Even though we didn't make a deal (sorry Kevin) the show absolutely changed our business.

Pashion has been growing like crazy. We've raised over $4 million to date (all royalty-free), created 12 shoe styles and dozens of heel kits, and we've obtained our issued utility patents in the USA, China & Europe - and we're just getting started. With all the style of high heels, combined with the comfort of flats AND customization too, our heels aren't just the most versatile shoes on the market, they are the future of women's footwear.

We are ready for the next steps in our journey, and that's what brings us here to StartEngine. We have three main goals for our next chapter:

#1: Investing in our brand awareness and marketing effort - so women across the globe can learn about our groundbreaking design.

#2: Launching an omnichannel strategy. So far, we've only ever sold online - but we know seeing these shoes in person is what really stops women in their tracks. We are already in initial conversations with our first big box retailer, and want to invest in the sales displays, staff, and inventory needed to grow that partnership. We are also developing a unique bridal affiliate program - turning our Pashion brides into our best sales ambassadors.

#3: Simply put, more shoes! One of the best things about our technology is that since it only exists on the bottom of the shoe, we can make any style - in other words, we're coming for the entire shoe shelf. We see a world where a woman's closet only has two shoe brands: her Pashions, and her sneakers of choice. We also plan to expand into different, customizable upsells - such as interchangeable ankle accessories, glam Stelos, different heel shapes and heights...really, the sky's the limit.

We want to become the largest, most groundbreaking women's footwear company in the country... no, the world! We believe that practical fashion should be attainable for every woman. After all, women do it all and it's about time, their shoes do too. Become a part owner of the future of footwear - and invest in Pashion today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.

Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2022, and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the securities. Subscriber will appear on the books of the Custodian as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2023-CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on March 31, 2025 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $1,250,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Preferred Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Preferred Stock at a price per security equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "PASHION FOOTWEAR INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF FEBRUARY, A.D. 2021, AT 1:54 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6527427 8100
SR# 20210679833

Authentication: 202651740
Date: 03-04-21

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PASHION FOOTWEAR INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Pashion Footwear Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Pashion Footwear Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 30, 2017.

2. That the Board of Directors duly adopted resolutions proposing to amend the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article FOURTH of the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

> **FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Fifteen Million (15,000,000) shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) Four Million Two Hundred Eighty-Four Thousand Two Hundred Ninety-Eight (4,284,298) shares of Series Seed Preferred Stock, $0.0001 par value per share ("**Series Seed Preferred Stock**"), of which One Million Two Hundred Fifty Thousand (1,250,000) shares are designated as "**Series Seed-1 Preferred Stock**", Five Hundred Twenty-Eight Thousand Four Hundred Fifteen (528,415) shares are designated as "**Series Seed-2 Preferred Stock**", One Million Four Hundred Forty-Five Thousand Eight Hundred (1,445,800) shares are designated as "**Series Seed-3 Preferred Stock**", One Million Forty-four Thousand Two Hundred Seventeen (1,044,217) shares are designated "**Series Seed-4 Preferred Stock**" and Fifteen Thousand Eight Hundred and Sixty-Six (15,866) shall be designated "**Series Seed-5 Preferred Stock**".

* * *

3. That the foregoing amendment was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amendment No. 1 to the Amended and Restated Certificate of Incorporation, which amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 26th day of February, 2021.

By: /s/ Haley Pavone

Haley Pavone, President and CEO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PASHION FOOTWEAR INC.", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF NOVEMBER, A.D. 2020, AT 12:34 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6527427 8100
SR# 20208423978

Authentication: 204111042
Date: 11-18-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:34 PM 11/17/2020
FILED 12:34 PM 11/17/2020
SR 20208423978 - File Number 6527427

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF Pashion Footwear Inc.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Pashion Footwear Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Pashion Footwear Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 30, 2017.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Pashion Footwear Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 3500 S. Dupont Hwy., in the City of Dover, 19901, County of Kent. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Fifteen Million (15,000,000) shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) Three Million Six Hundred Thirty Thousand One Hundred Eighty-Seven (3,630,187) shares of Series Seed Preferred Stock, $0.0001 par value per share ("**Series Seed Preferred Stock**"), of which Six Hundred Thousand (600,000) shares are designated as "**Series Seed-1 Preferred Stock**", Five Hundred Twenty-Eight Thousand Four Hundred Fifteen (528,415) shares are designated as "**Series Seed-2 Preferred Stock**", One Million Four Hundred Forty-Five Thousand Eight Hundred (1,445,800) shares are designated as "**Series Seed-3 Preferred Stock**", One Million Forty Thousand One Hundred and Six (1,040,106) shares are designated "**Series Seed-4 Preferred**

Stock" and Fifteen Thousand Eight Hundred and Sixty-Six (15,866) shall be designated "**Series Seed-5 Preferred Stock**".

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Series Seed Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings)

B. PREFERRED STOCK

Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends. The holders of the Series Seed Preferred Stock then outstanding shall receive, when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 7% of the Original Issue Price (as defined below) for each share of Series Seed Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Series Seed Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend,

stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Serie Seed Preferred Stock dividend. The "**Original Issue Price**" shall mean: with respect to the Series Seed-1 Preferred Stock $1.2605 per share; with respect to the Series Seed-2 Preferred Stock $0.8634 per share; with respect to the Series Seed-3 Preferred Stock $1.0084 per share; with respect to the Series Seed-4 Preferred Stock $1.0084 per share; and with respect to the Series Seed-5 Preferred Stock $1.2605 per share; subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Series Seed Liquidation Amount**."

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless, for so long as 99,167 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) remain outstanding, the holders of at least a majority of the of the Series Seed Preferred Stock of the outstanding shares of Series Seed Preferred Stock, including the affirmative vote of Entrada Ventures I, LP (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4 Effecting a Deemed Liquidation Event.

2.4.1 The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

2.4.2 In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series Seed Preferred Stock (a "**Redemption Notice**"), and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (the "**Redemption Date**"), to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the applicable Series Seed Liquidation Amount (the "**Redemption Price**"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.4.3 Each Redemption Notice delivered pursuant to Section 2.4.2 shall state:

(a) the number of shares of Series Seed Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and

(d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred Stock to be redeemed.

2.4.4 If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Redemption Notice to a holder of Series Seed Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in Section 2.4.2, then the shares of Series Seed Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "**Excluded Shares**." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.4.4, whether on such Redemption Date or thereafter.

2.4.5 On or before the applicable Redemption Date, each holder of shares of Series Seed Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series Seed Preferred Stock shall promptly be issued to such holder.

2.4.6 If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series Seed Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series Seed Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

2.4.7 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.4.8 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Preferred Directors**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation; provided, however, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of Series Seed Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least 99,167 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation;

3.3.2 increase the authorized number of shares of Series Seed Preferred Stock or Common Stock;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, by reclassification or otherwise, of any capital stock or any other debt or equity securities convertible into equity securities of the Corporation unless the same ranks junior to the Series Seed Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.3.5 transfer all or any material portion of the assets of the Corporation outside of the ordinary course of the Corporation's business;

3.3.6 grant license rights in the Corporation's intellectual property that are exclusive or entered into outside the ordinary course of the Corporation's business;

3.3.7 acquire another business entity or all or substantially all of its assets;

3.3.8 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, reclassify or recapitalize any outstanding capital stock of the Corporation, or consent to any of the foregoing;

3.3.9 increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.10 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $50,000.00 unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one (1) of the Preferred Directors;

3.3.11 cause or permit the Corporation or any of its subsidiaries to, , sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.12 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.13 transact with any stockholder, director, officer or any entity in which any Corporation stockholder, director, officer, or any of their family holds an ownership interest; or

3.3.14 increase the number of shares reserved under any Corporation stock plan or adopt a material amendment to any stock plan.

4. Optional Conversion. The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be, with to the respect to the Series Seed-1 Preferred Stock $1.2605 per share; with respect to the Series Seed-2 Preferred Stock $0.8634 per share; with respect to the Series Seed-3 Preferred Stock $1.0084 per share; with respect to the Series Seed-4 Preferred Stock $1.0084 per share; and with respect to the Series Seed-5 Preferred Stock $1.2605 per share. Such initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Series Seed Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Series Seed Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series Seed Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Series Seed Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Series Seed Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than one hundred twenty (120) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than thirty (30) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than fifteen (15) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, including rights reserved for approval by the Requisite Holders, any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 17th day of November, 2020.

By: /s/ Haley Pavone
Haley Pavone, President and CEO

EXHIBIT G TO FORM C

TTW MATERIALS

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